Exhibit 2
September 14, 2007
Independent Members of the Board of Directors Levitt
Corporation
Gentlemen:
Prescott Group Capital Management is the holder of 2,641,276 Class A Levitt shares. We write this letter to demand that the members of the Board of Directors of Levitt exercise their fiduciary to abandon Levitt’s currently proposed coercive rights offering.
Many of the minority holders of Levitt shares will be economically unable to participate in this offering and are thus required to effectively sell 5/6th of each share they own for the price of $2.00. Since you, as a Board, have specifically chosen to make the rights non-transferable, a non-participating holder is unable to realize value for their rights, even though a transferability provision could have been included by you at no additional economic cost to the Company.
The independent members of the Board, as a result of the BFC Financial (BFC) merger special committee, are keenly aware that a $2.00 sales price is grossly inadequate. While management claims that this is a fair way for the Company to raise money, the reality of the situation is that BFC intimately understands the value of Levitt and possesses voting control, yet minority holders must increase their Levitt investment an unheard of 5 times in an environment replete with lack of valuation data and poor corporate governance practices. BFC has even denied minority shareholders the right to realize the value of their shares through transferable rights, a device that clearly serves no legitimate purpose. As a result of the foregoing lack of information and denial of value, the transaction must be reviewed in accordance with the entire fairness doctrine — a review the transaction cannot withstand.
Not only is the harm to non-BFC shareholders self-evident, the alleged benefit to the Corporation is far from compelling. Levitt’s recently filed Form S-3 candidly admits that the proceeds from this financing may not even be used in the troubled Levitt & Sons building subsidiary. No data is presented to justify the alleged need for 5 times capital. Furthermore, management has failed to explain the need for such massive dilution given the liquidity that is available from the sale of the Company’s freely tradable Bluegreen shares as well as the Company’s Core Communities commercial real estate power center (which, though not disclosed to the public, appears to have been already sold in principle).

September 14, 2007
Page #2
All of this leads to the inevitable conclusion that certain members of the management of Levitt, with a myriad of conflicts of interest, may be using this rights agreement to effect a de facto merger of Levitt into BFC. BFC could, in theory, increase their ownership in the value of Levitt from approximately 16% today to as much as 86%. Even if BFC only participates to the extent of their 5 times commitment, there is a high probability that BFC will obtain majority control of the Class A shares since few existing holders will participate to the maximum extent required for non-dilution. If a de facto merger does in fact occur, a great number of shareholders, such as ourselves, may be forced to exercise their appraisal rights under Florida law in order to recognize true value for their shares.
We know of no Levitt investors other than BFC that favor this transaction. We find Mr. Levan’s comment that he knows of no major shareholder that has categorically determined that it will refrain from participating to be quite disingenuous. No rational minority shareholder will be making this 5 times investment voluntarily, with participation only the result of simple heavy handed coercion. We believe that a large majority of the non-BFC minority shareholders will vote against enabling this rights financing at the annual meeting, and would urge you to heed the message sent by this upcoming shareholder vote.
In summary, if the transaction is carried out in its current form, we believe that a serious and substantial breach of fiduciary duty will have occurred. Prescott Group Capital Management therefore demands the Board immediately abandon its proposed rights offering in favor of fair, non-dilutive financing to the extent it is economically justified.
Thank you for your time and attention.

Sincerely,

Phil Frohlich Manager

ANNEX A

Date	Shares Purchased/(Sold)	Price Per Share	Total Cost
8/1/2007	100	6.64	664
8/1/2007	39,900	6.65	265,343
8/1/2007	40,000	7.05	282,008
8/3/2007	(700)	6.05	(4,234)
8/3/2007	(27,900)	6.00	(167,389)
8/8/2007	(2,500)	5.90	(14,746)
8/8/2007	(1,400)	5.87	(8,224)
8/8/2007	(3,300)	5.89	(19,444)
8/8/2007	(1,600)	5.86	(9,382)
8/8/2007	(200)	5.82	(1,164)
8/8/2007	(11,394)	6.22	(70,862)
8/15/2007	(1,500)	3.48	(5,227)
8/15/2007	(400)	3.60	(1,440)
8/15/2007	(7,600)	3.59	(27,274)
8/15/2007	(1,000)	3.16	(3,162)
8/28/2007	437,098	2.04	891,696
8/28/2007	100,000	2.07	207,008
8/28/2007	150,000	2.08	312,008
8/29/2007	1,243,028	2.02	2,510,957
8/29/2007	600,000	2.04	1,224,016
8/30/2007	3,090	2.06	6,372
9/5/2007	52,613	2.06	108,398
9/5/2007	20,461	2.05	41,954
9/10/2007	14,480	2.06	29,837